SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________

SCHEDULE 13D

Under the Securities Act of 1934
(Amendment No. ____) *

Alpine Alpha 2, Ltd.
(Name of Issuer) COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities) None
(CUSIP Number) Darren Ofsink, Esq. Guzov Ofsink, LLC 600 Madison Avenue, 14th Floor New York, New York 10022 Tel. No. (212) 371-8008
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) July 06, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [     ]

Note.   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of  1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. None	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Qi Bojin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,650,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,650,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,650,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.48%
14	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer.

The class of equity securities to which this Schedule 13D (the “Statement”) relates is the common stock par value $.001per share (the “Common Stock”) of Alpine Alpha 2, Ltd. (the “Issuer”).

The Issuer is a Delaware corporation and its principal executive offices is located at China Merchants Tower, Suite 1503, 161 Lujiazui East Road, Shanghai PRC 200120.

Item 2.  Identity and Background.

(a)           The name of the person filing this statement is Qi Bojin, hereinafter referred to as the “Reporting Person.”

(b)           The Reporting Person’s address is 37 Xueyuan Road, Haidian District, Beijing, PRC 100191.

(c)           The principal occupation of the Reporting Person is the Dean of the Faculty of Beijing University of Aeronautics and Astronautics. The principal business address of Beijing University of Aeronautics and Astronautics is: 37 Xueyuan Road, Haidian District, Beijing, PRC 100191.

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

(f)           The Reporting Person is a citizen of People’s Republic of China.

Item 3.  Source and Amount of Funds or Other Consideration.

           On July 6, 2010, pursuant to the terms of an agreement by and between the Issuer, Goodintend Holdings Limited, a company incorporated under the laws of the British Virgin Islands (“Goodintend”) and the owners of all of the outstanding shares of Goodintend (the “Goodintend Shares”) (the “Share Exchange Agreement”), the stockholders of Goodintend acquired an aggregate of 24,737,500 shares of the Issuer’s newly-issued Common Stock in exchange for all of their Goodintend Shares (the “Share Exchange Transaction”). As a result, Goodintend became the wholly-owned subsidiary of the Issuer.

The Reporting Person, as a holder of 1,650 shares of Goodintend Shares, received 1,650,000 shares of the Issuer’s newly-issued Common Stock in the Share Exchange Transaction.

Item 4.  Purpose of Transaction.

The Reporting Person acquired 1,650,000 shares of the Issuer’s Common Stock for the purpose of obtaining a beneficial interest in the Issuer after the Share Exchange Transaction is consummated.

Except as set forth herein, the Reporting Person has no other plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

             The Reporting Person reserves the right from time to time to acquire or dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.  Interest in Securities of the Issuer.

(a)  As of the date hereof, the Reporting Person beneficially owns an aggregate of 1,650,000 shares of the Issuer’s Common Stock which represents approximately 5.48% of the Issuer’s outstanding Common Stock.

(b)  As of the date hereof, the Reporting Person directly owns 1, 650,000 shares of the Issuer’s Common Stock as described in this report. The Reporting Person is therefore deemed to hold sole voting and dispositive power over all of such 1,650,000 shares.

(c)  Except as described in Section 3 and 4 of this report on Schedule 13D, no transactions in the Common Stock were effected during the past sixty days by the Reporting Person.

(d)  To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of the 1,650,000 shares of Common Stock reported in Item 5(a), except for the Holdback Shares initially held in escrow under the Holdback Escrow Agreement described in Item 4 above.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer except for the arrangements under the Share Exchange Agreement described above.

Item 7.  Material to be Filed as Exhibits.

1.	Share Exchange Agreement, dated as of July 6, 2010 among the Issuer, Goodintend (BVI), and the shareholders of Goodintend.*

* Incorporated by reference to the exhibits to the Issuer’s Current Report of Form 8-K, filed with the SEC on July 9, 2010.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: July 26, 2010

/s/ Qi Bojin
Name: Qi Bojin